Exhibit 99.1

Comprehensive Credit Facility Agreement of Maximum Amount ("Credit Facility Agreement") Entered into by and between Shenzhen BAK Battery Co., Ltd (the "Company") and Shenzhen Hi-Tech District Branch, Industrial Bank CO. Ltd (the "Creditor") Dated December 25, 2009

Main articles:

  Contract number: Xingyinshen Gaoxinqu Shouxinzi(2009)008;

  Maximum amount of credit facilities to be provided: RMB 62.5 million;

  Term: from December 31, 2009 to December 31, 2010;

  Purpose of the loan is to provide working capital for the Company;

  Remedies in the event of breach of contract include adjustment of the credit amount, suspension of credit, imposition of punitive interest and overdue interest, an increase of guarantee deposit and the call back of loan principal and interest before maturity.

Headlines of the articles omitted

  Termination and explanation

  Procedure on using the comprehensive credit facility

  Guarantee

  Declaration and undertaking of the Company

  Rights and obligations of the Creditor

  Obligations of the Company

  Continuity of Obligations

  Disputation settlement

  Validity

  Supplement articles